SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 2, 2006, announcing that Dassault Systèmes will acquire MatrixOne.

Dassault Systèmes to acquire MatrixOne

Paris, France and Westford, MASS. March 2, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, and MatrixOne, Inc. (Nasdaq: MONE), a leading provider of collaborative PLM solutions for the value chain™, today jointly announced a merger agreement pursuant to which Dassault Systèmes would acquire MatrixOne for $7.25 per share in cash, representing a total transaction value of approximately $408 million.

The proposed acquisition, which has been approved by both companies’ Boards of Directors, is expected to be completed by the end of the 2006 second quarter, subject to customary closing conditions, including approvals by MatrixOne’s shareholders and regulatory authorities.

MatrixOne is a leading global provider of collaborative PLM software and services to medium-to-large organizations including companies across the high tech, consumer products and medical devices industries among others. More than 850 companies, representing hundreds of thousands of users, work with MatrixOne’s solutions, including industry leaders such as Alcatel, Celestica, GAP, General Electric, IBM, Intel, Johnson & Johnson, Nokia, Philips, Procter & Gamble, Qualcomm, Sony Ericsson, STMicroelectronics and Toshiba. MatrixOne has 488 employees and 26 offices in North America, Europe and Asia Pacific. For its most recent fiscal year ended July 2, 2005, MatrixOne reported total revenues of $124.1 million. Cash and cash equivalents totaled $98.6 million at December 31, 2005.

Bernard Charlès, Dassault Systèmes' President and Chief Executive Officer, commented,
“The acquisition of MatrixOne will extend our reach, enabling us to bring the value of PLM to a significantly expanded audience across a broader range of industries. The combination will enable a new level of collaboration and will leverage the best-in-class technologies, products and skills of both companies. Moreover, this strategic action will further advance our roadmap to provide on-demand service-oriented solutions. From all perspectives this combination is very complementary and, will result, following the closing, in an excellent fit that should provide significant benefits to our combined customers, partners and employees. We are, therefore, clearly committed to further enhancing MatrixOne, ENOVIA and SMARTEAM solutions to serve the broad range of customers’ demands.

“In summary, I believe we will be well positioned to offer customers the most advanced vision and most comprehensive offering in the marketplace. Our combined product portfolio will address a wide spectrum of product development requirements for companies across many industries. And from a collaboration perspective, our combined portfolio will provide offerings for teams, for the extended enterprise and for multi-enterprise integration.”

Mark O’Connell, MatrixOne President and CEO stated, “On behalf of all MatrixOne employees, we are excited to join Dassault Systèmes and believe the combination will leverage the unique value both companies bring to the market. Together we will extend our technologies, industry solutions and deep understanding of our customers to enable them to maximize their new product innovations.”

Thibault de Tersant, Dassault Systèmes' Executive Vice President and CFO, commented,
“From a financial perspective, the acquisition is expected to have a neutral impact on our Non-GAAP EPS in 2006 and is expected to be accretive to our Non-GAAP EPS in 2007. We anticipate a one percentage point negative impact on our 2006 and 2007 Non-GAAP operating margin, with no further impact anticipated after 2007. We are confident that, working together, we can accelerate the pace of MatrixOne’s growth at both the top-line and bottom-line.”

Dassault Systèmes estimates that the deferred revenue write-down, as part of purchase accounting adjustments, may approximate $20 million for the first twelve months following the completion of the proposed acquisition of MatrixOne.

Conference call information
Dassault Systèmes will host a teleconference call today, Thursday, February 9, 2006 at 3:00 Dassault Systèmes will host several teleconference calls today, Thursday, March 2, 2006 for financial analysts and investors, media and industry analysts as outlined below. A presentation and other additional investor information can be accessed at http://www.3ds.com

•	Financial analysts and investors: 10:00 AM CET/9:00 AM London
•	European media (Teleconference in French): 11:00 AM CET/10:00 AM London
•	Financial analysts and investors: 2:30 PM CET/1:30 PM London/8:30 AM New York
•	Industry analysts: 3:30 PM CET/2:30 PM London/9:30 AM New York
•	U.S. media: 5:30 PM CET/4:30 PM London/11:30 AM New York

Dassault Systèmes believes Non-GAAP EPS and Non-GAAP operating margin information, which is not in conformity with U.S. GAAP, is helpful information in order to better understand its past and future performance. In addition, Dassault Systèmes’ management uses this information in its planning. Non-GAAP EPS excludes deferred revenue adjustments, acquisition costs, share-based compensation expenses and any potential restructuring costs. This information provided by Dassault Systèmes may not be comparable to similarly titled measures employed by other companies.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding Dassault Systèmes’ expectations that the proposed acquisition, if completed, (a) is expected to have a neutral impact on Non-GAAP EPS in 2006 and is expected to be accretive to Non-GAAP EPS for 2007; (b) the expected level of Non-GAAP operating margin impact in 2006 and 2007; and (c) the expected level of deferred revenue in the first twelve months following completion of the acquisition are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on Dassault Systèmes’ current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for the combined company’s products and services; (iii) difficulties or adverse changes affecting their partners or their relationships with their partners, including Dassault Systèmes’ longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in their products; (vi) growth in market share by the combined company’s competitors; and (vii) the realization of any risks related to the proposed acquisition and integration of MatrixOne or any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Dassault Systèmes’ or MatrixOne’s SEC reports, including Dassault Systèmes’ Form 20-F for the year ended December 31, 2004, which was filed with the SEC on June 28, 2005, and MatrixOne’s Form 10-K for the fiscal year ended July 2, 2005, could materially affect the combined company’s financial position or results of operations.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

MatrixOne plans to file with the SEC and mail to its stockholders a Proxy Statement in connection with the transaction. The Proxy Statement will contain important information about Dassault Systèmes, MatrixOne, the transaction and related matters. Investors and security holders are urged to read the Proxy Statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Dassault Systèmes and MatrixOne through the web site maintained by the SEC at www.sec.gov

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from MatrixOne by contacting Brian Norris, Vice President Investor Relations, MatrixOne, Inc., 210 Littleton Road, Westford, Massachusetts 01886.

MatrixOne and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding MatrixOne’s directors and executive officers is contained in MatrixOne’s Form 10-K for the year ended July 2, 2005 and its proxy statement dated November 21, 2005 which are filed with the SEC. As of February 16, 2006, MatrixOne’s directors and executive officers beneficially owned approximately 950,435 shares, or 1.8%, of MatrixOne’s common stock.

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About MatrixOne
MatrixOne, Inc. (NASDAQ: MONE), a leading global provider of collaborative product lifecycle management (PLM) software and services, enables companies to accelerate product innovation to achieve top line revenue growth and improve bottom line profitability. With its world-class PLM solutions and its commitment to customer success, MatrixOne is focused on helping companies solve their most challenging new product development and introduction problems. MatrixOne (www.MatrixOne.com) is headquartered in Westford, Massachusetts, with locations throughout North America, Europe and Asia Pacific.

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA™, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Contacts:

Dassault Systèmes
Press Contacts:

Jeff Aubin (Americas)
(Beaupre & company)
+1(603) 559-5838
jaubin@beaupre.com

Frédérique Moureton (EMEA)
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Nelly Dimey or Pierre Mas
(Financial Dynamics)
+33 1 47 03 68 10
Nelly.Dimey@fd.com /
pierre.mas@fd.com	Dassault Systèmes Investor Relations Contacts: Géraldine Nithart-Riva/Valérie Agathon +33 1 40 99 69 24 investors@ds-fr.com	MatrixOne Contact: Brian Norris Vice President, Investor Relations +1 978 589 4040 Brian.Norris@matrixone.com Lori Webber Vice President, Marketing +1 978 589 4003 Lori.Webber@MatrixOne.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: March 2, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration